Exhibit 10(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-89389 on Form N-1A of our reports dated November 22, 2021, relating to the financial statements and financial highlights of BlackRock Advantage Large Cap Core Fund of BlackRock Large Cap Series Funds, Inc. (the “Fund”) and the financial statements and financial highlights of Master Advantage Large Cap Core Portfolio of Master Large Cap Series LLC, appearing in the Annual Report on Form N-CSR of the Fund for the year ended September 30, 2021, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 25, 2022